EXHIBIT 99.1

Western Copper and Gold Announces Voting Results From Annual Shareholders’ Meeting

VANCOUVER, British Columbia, June 12, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE MKT: WRN) announces the voting results from the Company’s Annual General Meeting (“AGM”) held on June 12, 2019.

A total of 38,323,131 common shares were represented at the AGM, representing 38.01% of the votes attached to all outstanding common shares as at the record date. All of the matters submitted to the shareholders for approval as set out in the Company's notice of meeting and information circular were approved by the requisite majority of votes cast at the AGM.

Shareholders voted in favour of setting the number of directors at six (6) and elected all incumbent directors, as follows:

Director	Votes For	% For	Votes Withheld	% Withheld
Dale Corman	21,515,937	99.03%	211,010	0.97%
Tara Christie	21,217,607	97.66%	509,340	2.34%
Robert Gayton	21,304,778	98.06%	422,169	1.94%
Archie Lang	21,121,579	97.21%	605,368	2.79%
Kenneth Williamson	21,310,786	98.08%	416,161	1.92%
Klaus Zeitler	21,189,879	97.53%	537,068	2.47%

Shareholders also approved the appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year at the remuneration to be set by the directors.

The Company's report of voting results will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml), and on the Company's website.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson,
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Certain forward-looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.